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17004592

Washington, D.C. 20549

FEB 1 6 ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Washington DC
406

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SEC FILE NUMBER
8-68868

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SLCA Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1536 Whispering Pines Dr.
(No. and Street)

Houston	TX	77055
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Cary Grossman, 713-468-2717
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Harper & Pearson Company, P.C.
(Name – *if individual, state last, first, middle name*)

One Riverway, Suite 1900	Houston	TX	77056
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Cary Grossman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SLCA Capital, LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

VAN T. PHAM
Notary Public, State of Texas
My Commission Expires
August 26, 2019

Signature

PRESIDENT
Title

2-7-2017
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SLCA CAPITAL, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2016 AND 2015

CONTENTS

HARPER & PEARSON
COMPANY, P.C. CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Management of
SLCA Capital, LLC

We have audited the accompanying statements of financial condition of SLCA Capital, LLC (the Company) as of December 31, 2016 and 2015, and the related statements of operations, changes in member's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of SLCA Capital, LLC as of December 31, 2016 and 2015, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital Under Rule 15c3-1 of Securities Exchange Commission (SEC) and the Computation for Determination of Reserve Requirements and Information Relating to Possession or Control of Securities Under Rule 15c3-3 of the SEC have been subjected to audit procedures performed in conjunction with the audits of SLCA Capital, LLC's financial statements. The supplemental information is the responsibility of SLCA Capital, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Harper & Pearson Company, P.C.

Houston, Texas
February 7, 2017

One Riverway · Suite 1900 · Houston, Texas 77056-1973 · 713.622.2310 · 713.622.5613 fax
harperpearson.com

SLCA CAPITAL, LLC
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2016 AND 2015

ASSETS

	2016	2015
Cash and cash equivalents	$ 13,011	$ 11,588
Due from registered representative	-	3,910
FINRA flex account	2,325	500
	$ 15,336	$ 15,998

LIABILITIES AND MEMBER'S EQUITY

	2016	2015
Accrued expenses	$ 1,650	$ -
Member's Equity	13,686	15,998
	$ 15,336	$ 15,998

The accompanying notes are an integral part of these financial statements.

SLCA CAPITAL, LLC
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

	2016	2015
Revenues		
Investment banking and financial advisory fees	$ 100,000	$ -
	100,000	-
Expenses		
Service fees and compensation paid to affiliates	-	900
Compensation paid to other registered representatives	90,000	-
Other	12,312	12,575
	102,312	13,475
Net loss	$ (2,312)	$ (13,475)

The accompanying notes are an integral part of these financial statements.

SLCA CAPITAL, LLC
STATEMENTS OF CHANGES IN MEMBER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

Balance, December 31, 2014	$	28,573
Contributions		900
Net loss		(13,475)
Balance, December 31, 2015		15,998
Net loss		(2,312)
Balance, December 31, 2016	$	13,686

The accompanying notes are an integral part of these financial statements.

SLCA CAPITAL, LLC
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

	2016	2015
Cash Flows From Operating Activities		
Cash received from customers and others	$ 100,000	$ -
Service fees and compensation paid to affiliates	-	(900)
Compensation paid to other registered representatives	(90,000)	-
Other	(8,577)	(17,852)
Net cash provided by (used in) operating activities	1,423	(18,752)
Cash Flows From Financing Activities		
Contributions by member	-	900
Net cash provided by financing activities	-	900
Net increase (decrease) in cash and cash equivalents	1,423	(17,852)
Cash and cash equivalents-beginning of the year	11,588	29,440
Cash and cash equivalents-end of the year	$ 13,011	$ 11,588
Reconciliation of net income (loss) to net cash		
Provided by (used in) operating activities		
Net loss	$ (2,312)	$ (13,475)
Decrease (increase) in due from registered representative	3,910	(3,910)
Increase in FINRA flex account	(1,825)	(500)
Decrease in due from FINRA	-	1,292
Increase (decrease) in accrued expenses	1,650	(2,159)
Net cash provided by (used in) operating activities	$ 1,423	$ (18,752)

The accompanying notes are an integral part of these financial statements.

SLCA CAPITAL, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2016 and 2015

NOTE A BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

SLCA Capital, LLC (the Company) maintains its accounts on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States. Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operations and cash flows are summarized below:

Description of Business - The Company is located in Houston, Texas and is a private investment banking firm. The Company has claimed an exemption from the Securities and Exchange Commission (SEC) Rule 15c3-3 under section (K)(2)(i). The Company is registered as a Broker-Dealer with the SEC, and a member of the Financial Industry Regulatory Authority (FINRA). The Company was admitted as a member of FINRA in January 2012.

Statement Presentation - The unclassified statement of financial condition is presented in accordance with industry standards.

Cash and Cash Equivalents - The Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

FINRA Flex Account - As is customary with broker-dealers, the Company maintains funds on deposit with FINRA which are used to pay various registration related fees and expenses. The Company generally maintains the account balance at about $2,500 and replenishes it when the balance is expected to be drawn down below that level.

Due From Registered Representative - The Company records amounts due from registered representatives for regulatory fees and recurring charges for expense sharing. An allowance for doubtful accounts was not considered necessary as of December 31, 2015.

Revenue Recognition - Financial advisory fees and retainers are recognized in accordance with the terms contained in the Company's written engagement agreements. Placement Agent fees and other transaction related success fees are recognized when transactions close and receivables are recorded at that time.

Income Taxes - No provision has been made for federal income tax, since these taxes are the responsibility of the member. State margin tax is accrued and is included as a component of other expense, as required.

The Company believes that all significant tax positions utilized by the Company will more likely than not be sustained upon examination. As of December 31, 2016, the tax years that remain subject to examination by the major tax jurisdictions under the statute of limitations are from the year 2014 forward (with limited exceptions). Tax penalties and interest, if any, would be accrued as incurred and would be classified as tax expense in the statements of operations.

Estimates – The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events – The Company has evaluated subsequent events through February 8, 2017, the date the financial statements were available to be issued. No subsequent events occurred, which require adjustment or disclosure to the financial statements at December 31, 2016.

NOTE B AGREEMENTS WITH RELATED PARTY

Expense Sharing Agreement

The Company entered into an Amended Expense Sharing and Administrative Services Agreement on January 1, 2014 with its sole member, Shoreline Capital Advisors, Inc. ("Shoreline") to provide administrative and operational services, facilities, furniture and payroll and pay all overhead expenses of the Company. Shoreline receives an incremental allocation services fee of $300 per month for such services. The service fees may be adjusted upon written notice by Shoreline. The agreement had an initial period of one year, is automatically renewable, and provides that either party may terminate the agreement by providing 30 days of advance notice. Shoreline waived its fee for the period April 1, 2015 through December 31, 2016. Service fees paid to Shoreline amounted to $0 and $900 in 2016 and 2015, respectively.

Contingent And Discretionary Bonus Compensation Processing Agreement

The Company entered into a Contingent and Discretionary Bonus Compensation Processing Agreement on January 1, 2014 with its sole member, Shoreline Capital Advisors, Inc. ("Shoreline") to provide for Shoreline to process and be reimbursed for paying the Company's contingent compensation to its registered representatives. The agreement had an initial period of one year, is automatically renewable, and provides that either party may terminate the agreement by providing 30 days of advance notice. There were no fees paid to Shoreline to reimburse it for compensation processing in 2016 or 2015.

NOTE C NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At December 31, 2016 and 2015, the Company had net capital of $11,361 and $11,588, respectively, and a net capital requirement of $5,000. The Company's ratio of aggregate indebtedness to net capital as of December 31, 2016 and 2015, respectively, was .15 to 1 and .0 to 1. The Securities and Exchange Commission permits the aggregate indebtedness to net capital ratio for the Company at this time to be no greater than 15 to 1.

NOTE D CONCENTRATIONS AND CREDIT RISK

The Company's bank balances are insured by the Federal Deposit Insurance Corporation

(FDIC) up to $250,000. It is the Company's practice to utilize high net worth financial institutions to minimize its credit risk.

For the year ended December 31, 2016, one customer represented 100% of the Company's revenue.

NOTE E COMMITMENTS

In the course of its business, the Company enters into independent contractor agreements with registered representatives ("Contractors"). These agreements typically require the Contractor to reimburse the Company for regulatory fees incurred on their behalf and to pay the Company a fixed amount per month as a contribution towards operating expenses of the broker-dealer. These agreements require the Company to pay the Contractor a percentage of the revenue generated by them which is reflected in the Statements of Operations as "Compensation paid to other registered representatives". As of December 31, 2016 and 2015, there were no amounts due to other registered representatives.

SLCA CAPITAL, LLC

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1

DECEMBER 31, 2016 and 2015

	2016	2015
NET CAPITAL		
Total member's equity qualified for net capital	$ 13,686	$ 15,998
Total capital and allowable subordinated liabilities	13,686	15,998
Deductions and/or charges		
Nonallowable assets:	(2,325)	(4,410)
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITION	11,361	11,588
Haircuts on securities	-	-
Net capital	$ 11,361	$ 11,588
AGGREGATE INDEBTEDNESS	$ 1,650	$ -
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 110	$ -
Minimum dollar net capital requirement	$ 5,000	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000	$ 5,000
Excess net capital	$ 6,361	$ 6,588
Ratio: Aggregate indebtedness to net capital	.15 to 1	.00 to 1

Note: The above computation does not differ materially from the computation of net capital under Rule 15c3-1 as of December 31, 2016 and 2015, filed with the Securities and Exchange Commission by the Company on Part IIA of Form X-17a-5.

See report of independent registered public accounting firm.

SLCA CAPITAL, LLC

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

AND INFORMATION RELATING TO POSSESSION OR CONTROL OF SECURITIES

UNDER RULE 15C3-3

DECEMBER 31, 2016 and 2015

Exemption Provisions

The Company has claimed an exemption from Rule 15c3-3 under Section (k)(2)(i), in which a "Special Account for the Exclusive Benefit of Customers" is maintained.

See report of independent registered public accounting firm.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Management of
SLCA Capital, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) SLCA Capital, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which SLCA Capital, LLC claimed an exemption from 17 C.F.R. §240.15c3-3, specifically 17 C.F.R. §240.15c3-3 (k)(2)(i) (the exemption provisions) and (2) SLCA Capital, LLC stated that SLCA Capital, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. SLCA Capital, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about SLCA Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Harper & Pearson Company, P.C.

Houston, Texas
February 7, 2017

SLCA CAPITAL, LLC's Exemption Report

SLCA CAPITAL, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

SLCA CAPITAL, LLC

I, Cary Grossman, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Cary Grossman
President
SLCA Capital, LLC

January 16, 2017